CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form   S-3 (No. 333-22419) and in the Registration Statements on Form S-8 (No. 333-27429 and No. 33-88430) of Associated Estates Realty Corporation of our report dated March 5, 2004, except for Note 2, as to which the date is August 20, 2004, relating to the financial statements, which appears in this Form 8-K.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
August 23, 2004